Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2022, Tidewater Inc. (“Tidewater,” the “company,” “we,” “us,” and “our”) had three securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our common stock, par value $0.001 per share (the “Common Stock”); (2) Tidewater equity warrants, consisting of two series (“Series A Warrants” and “Series B Warrants” and together, the “TDW Equity Warrants”); and (3) legacy GulfMark equity warrants (“Legacy GLF Equity Warrants”), which were assumed and converted in our 2018 business combination with GulfMark Offshore, Inc. (“GulfMark” and such event, the “business combination”).

Description of Common Stock

The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to (1) the applicable provisions of the Delaware General Corporation Law (the “DGCL”) and (2) the applicable provisions of our amended and restated certificate of incorporation (our “charter”) and our amended and restated by-laws (our “by-laws”), both of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our charter, our by-laws, and the applicable provisions of the DGCL for additional information.

Authorized Shares. Our charter authorizes us to issue up to 125,000,000 shares of Common Stock and 3,000,000 shares of preferred stock, no par value per share.

Voting Rights. We have only one outstanding class of Common Stock and all voting rights are vested in the holders of Common Stock. On all matters subject to a vote of stockholders, including the election of directors, our stockholders are entitled to one vote for each share of Common Stock owned. Our stockholders do not have cumulative voting rights with respect to the election of directors.

Dividend Rights. Subject to the rights that may be granted to any holders of Tidewater preferred stock, holders of Common Stock are entitled to receive dividends, if any, in the amounts and at the times declared by the board of directors of Tidewater (the “Board”) in its discretion out of any assets or funds of Tidewater legally available for the payment of dividends.

Liquidation Rights. Upon the dissolution, liquidation or winding up of Tidewater’s business, subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of Common Stock are entitled to receive the assets of Tidewater available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them.

Assessment and Redemption. Shares of Common Stock presently outstanding are validly issued, fully paid and nonassessable. There is no provision for any voluntary redemption of Common Stock.

Preemptive Rights. Holders of Common Stock do not have any preemptive right to subscribe to an additional issue of its Common Stock or to any security convertible into such stock.

Limitations on Ownership by Non-U.S. Citizens. We own and operate U.S.-flag vessels in U.S. coastwise trade; accordingly, we are subject to applicable statutes and regulations commonly referred to as the Jones Act, which, subject to limited exceptions, restricts maritime transportation between points in the United States (known as marine cabotage services or coastwise trade) to vessels built in the United States, registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S. citizens within the meaning of the Jones Act. Under the Jones Act, at least 75% of the outstanding shares of each class or series of our capital stock must be owned and controlled by U.S. citizens. In order to ensure compliance with the Jones Act coastwise citizenship requirement that at least 75% of our outstanding Common Stock is owned by U.S. citizens, our charter restricts ownership of the shares of our outstanding Common Stock by non-U.S. citizens in the aggregate to not more than 24%. Our charter further prohibits the acquisition of shares by a non-U.S. citizen where (i) such acquisition would cause the aggregate number of shares held by all non-U.S. citizens to exceed 24% of our issued and outstanding Common Stock and (ii) such acquisition would cause the aggregate number of shares held by any individual non-U.S. citizen to exceed 4.9% of our issued and outstanding Common Stock. Our charter further provides the Board with authority to redeem any share of Common Stock that is owned by a non-U.S. citizen that would result in ownership by non-U.S. citizens in the aggregate in excess of 24% of our issued and outstanding Common Stock. Our charter further provides that we may require beneficial owners of our Common Stock to confirm their citizenship from time to time through written statement or affidavit and could, at the discretion of the Board, suspend the voting rights of such beneficial owner, pay into an escrow account dividends or other distributions (upon liquidation or otherwise) with respect to such shares held by such beneficial owner and restrict, prohibit or void the transfer of such shares and refuse to register such shares of Common Stock held by such beneficial owner until confirmation of its citizenship status is received.

Listing. Our Common Stock is listed for trading on the New York Stock Exchange under the symbol “TDW.”

Transfer Agent. The transfer agent and registrar for our Common Stock is Computershare Inc.

Description of TDW Equity Warrants

The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and conditions of the warrant agreement, dated July 31, 2017, between Tidewater and the warrant agent (the “TDW Equity Warrant Agreement”) and the applicable provisions of our charter, both of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read the TDW Equity Warrant Agreement and our charter for additional information.

Warrant Agreement and Warrant Agent. The TDW Equity Warrants were issued under, and are subject to the terms and conditions of, the TDW Equity Warrant Agreement. Computershare Inc. and Computershare Trust Company, N.A. together serve as warrant agent for the TDW Equity Warrants.

Exercise Terms. The TDW Equity Warrants have six-year terms and are exercisable through July 31, 2023. Each TDW Equity Warrant represents the right to purchase one share of our Common Stock at the applicable exercise price (for Series A Warrants, $57.06 per share; for Series B Warrants, $62.28 per share), subject to adjustment as described in greater detail below under “Adjustments.” Any exercise of TDW Equity Warrants is subject to the restrictions in our charter that limit exercise of warrants where such exercise would cause the total number of shares of Common Stock held by non-U.S. citizens to exceed 24% of our outstanding Common Stock, as described in greater detail below under “Conversion to Jones Act Warrant.”

Expiration. All unexercised TDW Equity Warrants will expire, and the rights of the holders of TDW Equity Warrants to purchase shares of Common Stock will terminate on, the first to occur of (i) the close of business on July 31, 2023, or (ii) upon their earlier exercise or settlement in accordance with the terms of the TDW Equity Warrant Agreement.

No Rights as Stockholders Before Exercise. A holder of TDW Equity Warrants, by virtue of holding, or having a beneficial interest in, such warrants, will not have the right to vote, to consent, to receive any cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable to the holders of shares of Common Stock, or to exercise any rights whatsoever as a stockholder of Tidewater unless, until and only to the extent such persons become holders of record of shares of Common Stock issued upon settlement of the TDW Equity Warrants.

Conversion to Jones Act Warrant. As noted under “Description of Common Stock – Limitations on Ownership by Non-U.S. Citizens,” to ensure compliance with the Jones Act, our charter limits our aggregate ownership by non-U.S. citizens to not more than 24% of our outstanding Common Stock. If, at any time during the 180-day period ending on the expiration of the TDW Equity Warrants, the exercise of the TDW Equity Warrants would be prohibited because of the Jones Act limitations on ownership by non-U.S. citizens, a holder of TDW Equity Warrants that is a non-U.S. Citizen and has exercised such warrant (including the payment of the exercise price) will receive from us, in lieu of shares of Common Stock, an equivalent number of new warrants (the “Jones Act Warrants”). If issued, the Jones Act Warrants would be exercisable at a price of $0.001 per share and have a term that expires on July 31, 2042. These Jones Act Warrants would be issued pursuant to a Jones Act Warrant Agreement that Tidewater and the warrant agent would enter into upon our first issuance of Jones Act Warrants.

Adjustments. The number of shares of Common Stock for which a TDW Equity Warrant is exercisable, and the exercise price per share of such warrant are subject to adjustment from time to time upon the occurrence of certain events, including, among other things: (i) the issuance of shares of Common Stock as a dividend or distribution to all holders of shares of Common Stock, or a subdivision, combination, or other reclassification of the outstanding shares of Common Stock into a greater or smaller number of shares of Common Stock; (ii) the issuance as a dividend or distribution to all holders of shares of Common Stock of evidences of indebtedness or assets (excluding cash distributions of dividends from earnings); and (iii) the payment in respect of a tender offer or exchange offer by the company for shares of Common Stock, where the exercise price or warrant shares issuable would result in an increase or decrease of at least one percent, provided, that any adjustments which are not required to be made are required to be carried forward and taken into account in any subsequent adjustments.

Third Party Mergers or Consolidations. In the event of a merger or consolidation of Tidewater in which stock or non-cash consideration of the acquiring entity is more than 50% of the merger consideration, the TDW Equity Warrants will remain outstanding, with the holders having the right thereafter to exercise the TDW Equity Warrants for the duration of their term to acquire the merger consideration into which a share of Common Stock was converted in the transaction.

Reorganization Event. Upon the occurrence of a reorganization event (as defined in the TDW Equity Warrant Agreement), holders of TDW Equity Warrants will have the right to receive, upon exercise of such warrant, the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of one share of Common Stock would have owned or been entitled to receive in connection with such reorganization event.

Cashless Exercise. The TDW Equity Warrants permit a holder to elect to exercise the TDW Equity Warrant such that no payment of cash will be required in connection with such exercise. If a cashless exercise is elected, we will deliver, without any cash payment therefor, a reduced number of shares of Common Stock equal to the value (as of the exercise date for such TDW Equity Warrant) of the aggregate exercise price which would otherwise be payable in cash for all of the shares of Common Stock for which such TDW Equity Warrants are being exercised, divided by the market price of a share of Common Stock determined as of the business day immediately preceding the day the warrant exercise notice is delivered to the warrant agent.

Listing. The TDW Equity Warrants are listed on the New York Stock Exchange under the symbols “TDW.WS.A” (Series A Warrants) and “TDW.WS.B” (Series B Warrants).

Description of Legacy GLF Equity Warrants

The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and conditions of a warrant agreement, dated November 14, 2017, between GulfMark and the warrant agent, which was amended and assumed by Tidewater pursuant to an Assignment, Assumption, and Amendment Agreement dated November 15, 2018 (as amended, the “Legacy GLF Equity Warrant Agreement”) and the applicable provisions of our charter, both of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read the Legacy GLF Equity Warrant Agreement and our charter for additional information.

Warrant Agreement and Warrant Agent. The Legacy GLF Equity Warrants were issued under, and are subject to the terms and conditions of, the Legacy GLF Equity Warrant Agreement. American Stock Transfer & Trust Company, LLC serves as warrant agent for the Legacy GLF Equity Warrants.

Exercise Terms. The Legacy GLF Equity Warrants have seven-year terms and are exercisable through November 14, 2024. Each Legacy GLF Equity Warrant represents the right to purchase 1.100 shares of Common Stock for an exercise price of $100 per share, subject to adjustment as described in greater detail below under “Adjustments,” and all other terms and conditions of the Legacy GLF Equity Warrant Agreement. These terms and conditions include limitations on foreign ownership as set forth in our charter that are intended to comply with the Jones Act (for more information, see “Description of Common Stock – Limitations on Ownership by Non-U.S. Citizens”). Specifically, during the term of the GLF Equity Warrants, any non-U.S. citizen holders are prohibited from converting their GLF Equity Warrants into shares of Common Stock so long as certain other warrants originally issued by GulfMark and assumed by us in the business combination are outstanding and held by non-U.S. citizens. In addition, non-U.S. citizen holders may not exercise their warrants to the extent that such exercise would cause the aggregate ownership by non-U.S. citizens to exceed 24% of our outstanding Common Stock.

Expiration. All unexercised Legacy GLF Equity Warrants will expire, and the rights of the holders of Legacy GLF Equity Warrants to purchase shares of Common Stock will terminate on, the first to occur of (i) the close of business on November 14, 2024 or (ii) upon their earlier exercise or settlement in accordance with the terms of the Legacy GLF Equity Warrant Agreement.

No Rights as Stockholders Before Exercise. A holder of Legacy GLF Equity Warrants, by virtue of holding, or having a beneficial interest in, such warrants, will not have the right to vote, to consent, to receive any cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable to the holders of shares of Common Stock, or to exercise any rights whatsoever as a stockholder of Tidewater unless, until and only to the extent such persons become holders of record of shares of Common Stock issued upon settlement of the Legacy GLF Equity Warrants.

Adjustments. The number of shares of Common Stock for which a Legacy GLF Equity Warrant is exercisable, and the exercise price per share of such warrant are subject to adjustment from time to time pursuant to the terms and conditions of the Legacy GLF Equity Warrant Agreement upon the occurrence of certain events, including the issuance of a stock dividend to all holders of Common Stock, a subdivision, a combination or other reclassification of Common Stock.

Reorganization Event. Upon the occurrence of a merger, consolidation, recapitalization, reclassification, reorganization or business combination with another person or entity, each holder of Legacy GLF Equity Warrants will have the right to receive, upon the exercise of such warrant, an amount of securities, cash or other property received in connection with such event with respect to or in exchange for the number of shares of Common Stock for which such Legacy GLF Equity Warrant is exercisable immediately prior to such event.

Cashless Exercise. The Legacy GLF Equity Warrants generally only permit holders to exercise the Legacy GLF Equity Warrants for a cash payment, or, if the underlying shares of Common Stock are listed on a national securities exchange as of the applicable exercise date, pursuant to a cashless exercise, whereby a holder may elect to pay cash to purchase the shares underlying the Legacy GLF Equity Warrant at the then-applicable exercise price. If a holder elects to have a cashless exercise, we will reduce the number of shares of Common Stock issuable pursuant to the exercise of the Legacy GLF Equity Warrants, without any cash payment therefor.

Listing. The Legacy GLF Equity Warrants are listed on the NYSE American under the symbol “TDW.WS.”

Certain Anti-Takeover Provisions of our Charter, Bylaws, and Delaware Law

Certain provisions of the DGCL and our charter and bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction or other attempts to influence or replace Tidewater’s incumbent directors and officers. These provisions are summarized below.

Section 203 of the DGCL. Section 203 of the DGCL generally prohibits any “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the transaction that will cause the person or entity to become an interested stockholder is approved by the board of directors of the corporation prior to the transaction; (ii) after the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares held by officers and directors of interested stockholders or shares held by specified employee benefit plans; or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares held by the interested stockholder. Our charter incorporates Section 203 (except for Section 203(b)(4)) and provides that such provisions will govern even if Tidewater does not have a class of voting stock that is (i) listed on a National Securities Exchange, (ii) authorized for quotation on an interdealer quotation system of a registered national securities association or (iii) held of record by more than 2,000 stockholders.

Authorized but Unissued Shares of Common Stock. Our charter authorizes the Board to issue authorized but unissued shares of common stock.

Undesignated Preferred Stock. Our charter provides the Board with the authority to determine and fix the powers, preferences, rights, qualifications, limitations and restrictions of shares of preferred stock issued by the Board.

No Cumulative Voting. Holders of our Common Stock do not have cumulative voting rights in the election of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws provide advance notice procedures for stockholders to nominate candidates for election as directors at our annual and special meetings of stockholders and for stockholders seeking to bring business before its annual meeting of stockholders. Our bylaws also specify certain requirements regarding the form and content of a stockholder’s notice.

Special Meetings of Stockholders. Our bylaws allow only the Board to call special meetings of stockholders. Our stockholders are not able to call special meetings of stockholders.

Stockholder Action by Written Consent. Our charter provides that any action required or permitted to be taken at a stockholders’ meeting may be taken only upon the vote of the stockholders at such meeting and may not be taken by written consent of the stockholders.

Amendments of Certain Provisions of the Charter. Our charter requires the affirmative vote of at least 80% of the voting power of the outstanding shares of Tidewater’s capital stock, voting together as a single class, to amend, repeal or adopt any provision inconsistent with the provision of its charter prohibiting stockholders acting by written consent.

Amendments of the Bylaws. Our bylaws may only be adopted, amended, or repealed by either a majority of our directors and a majority of Tidewater’s continuing directors, voting as a separate group, or the holders of at least 80% of the total voting power of all stockholders and two-thirds of the total voting power of stockholders, other than any related person, present or duly represented at a stockholders’ meeting voting as a separate group.

Limitations on Ownership by Non-U.S. Citizens. As described under “Description of our Common Stock – Limitations on Ownership by Non-U.S. Citizens,” certain provisions of our charter designed to ensure our compliance with the Jones Act may have an anti-takeover effect.